SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*                          The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on July 26, 2017.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Tshepiso Moahloli
Tshepiso Moahloli Attorney-in-fact for Malusi Knowledge Nkanyezi Gigaba MP Minister of Finance Republic of South Africa

EXPLANATORY NOTE

The purpose of this amendment to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa for the fiscal year ended March 31, 2016 is to file: (i) Supplement dated July 26, 2017 to the Description of the Republic of South Africa, (ii) Quarterly Bulletin No. 284, dated June 2017, published by the South African Reserve Bank; and (iii) Budget Review 2017, dated February 22, 2017, published by the National Treasury of the Republic of South Africa.

This amendment to the Annual Report comprises:

(a)                                 Pages numbered 1-4 consecutively

(b)                                 The following exhibits:

Exhibit 24 – Power of Attorney, dated July 18, 2017.

Exhibit 99.D – Supplement dated July 26, 2017 to the Description of the Republic of South Africa.

Exhibit 99.E – Quarterly Bulletin No. 284, dated June 2017, published by the South African Reserve Bank.

Exhibit 99.F – Budget Review 2017, dated February 22, 2017, published by the National Treasury of the Republic of South Africa.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

24	Power of Attorney, dated July 18, 2017.

99.D	Supplement dated July 26, 2017 to the Description of the Republic of South Africa.

99.E	Quarterly Bulletin No. 268, dated June 2017, published by the South African Reserve Bank.

99.F	Budget Review 2017, dated February 22, 2017, published by the National Treasury of the Republic of South Africa.